

March 28, 2011

Seung-hyun Yoo
Yeong-hee Lee
The Export-Import Bank of Korea
460 Park Avenue, 8th Floor
New York, NY 10022

Byeong Sun Song
The Republic of Korea
335 East 45th Street
New York, NY 10017

> **Re: The Export-Import Bank of Korea**
> **The Republic of Korea**
> **Registration Statement under Schedule B**
> **File No. 333-172648**
> **Filed March 7, 2011**

Dear Sirs:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your document and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Where appropriate, please discuss any material impact the Japanese earthquake, tsunami and nuclear crisis have had or are expected to have on The Export-Import Bank of Korea and The Republic of Korea. For example, to the extent material,

discuss the potential for a decline in exports to Japan, changes to the valuation of the Korean Won, material disruptions to the Korean manufacturing industry resulting from component supply issues and the potential for material effects on foreign direct investment in Korea, tourism, energy prices or other segments of the economy.

2. Please update all statistics to provide the most recent data available.

Derivatives, page 21

3. Please provide more information regarding the Bank's derivatives transactions and any material trends in the Bank's exposure to derivatives.

Notes to the Non-Consolidated Financial Statements, page 79

4. We note that Note 14(b) discusses lawsuits filed by the Bank. To the extent material, please describe the lawsuits filed by the Bank in the narrative portions of the Schedule B.

The Republic of Korea, page 90

5. We note that you intend to update the Republic's 2010 principal and other economic data. We may have additional comments after reviewing this data.

Securities Market (Table of Korea Composite Stock Price Index value), page 110

6. Please present this data and the information provided on page 115 regarding foreign exchange in chronological order.

Closing Comment

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review an amendment prior to the requested effective date of the registration statement.

Please direct any questions about these comments to me at (202) 551-3238.

Sincerely,

Ellie Bavaria
Special Counsel

cc: Jinduk Han, Esq. (via facsimile to 852-2160-1023)
       Cleary Gottlieb Steen & Hamilton LLP